                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                            Aspect Development, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   045234 10 1
        ----------------------------------------------------------------
                                 (CUSIP Number)

                               William M. Beecher
                              i2 Technologies, Inc.
                                  One i2 Place
                                 11701 Luna Road
                               Dallas, Texas 75234
                                 (469) 357-1000

                                    Copy to:

                                Ronald G. Skloss
                         Brobeck, Phleger & Harrison LLP
                               301 Congress Avenue
                                   Suite 1200
                               Austin, Texas 78701
                                 (512) 477-5495
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 12, 2000
       -----------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]








                         (Continued on following pages)


                              (Page 1 of 12 Pages)

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 2 OF 12 PAGES
-------------------------                        ------------------------------

---  --------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     i2 TECHNOLOGIES, INC.
     75-2294945
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---  --------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) [ ]  (b) [ ]
---  --------------------------------------------------------------------------

3    SEC USE ONLY

---  --------------------------------------------------------------------------

4    SOURCE OF FUNDS

             OO
---  --------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

---  --------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

---  --------------------------------------------------------------------------
                   7     SOLE VOTING POWER
     NUMBER                     NONE
       OF
     SHARES
  BENEFICIALLY
    OWNED BY
   REPORTING
     PERSON
      WITH
                  ---    ------------------------------------------------------
                   8     SHARED VOTING POWER
                         8,300,750 (pursuant to the Company Voting
                         Agreement dated March 12, 2000 and
                         incorporated by reference as Exhibit 2
                         to this Schedule 13D)
                  ---    ------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
                                NONE
                  ---    ------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                                NONE
---  --------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,300,750
---  --------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

---  --------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     27.1% (based on the number of shares of Issuer Common Stock outstanding as of March 10, 2000 as represented by the Issuer in the Merger Agreement dated March 12, 2000 and incorporated by reference as Exhibit 1 to this
     Schedule 13D)

---  --------------------------------------------------------------------------

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 3 OF 12 PAGES
-------------------------                        ------------------------------

---  --------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON
          CO
---  --------------------------------------------------------------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by i2 Technologies, Inc. that it is the beneficial owner of any of the Common Stock of Aspect Development, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 4 OF 12 PAGES
-------------------------                        ------------------------------


ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Aspect Development, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1300 Charleston Road, Mountainview, California 94043.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is i2 Technologies, Inc., a Delaware corporation ("i2").

         (b) The address of the principal office and principal business of i2 is One i2 Place, 11701 Luna Road, Dallas, Texas 75234. The business address of each of i2's directors and executive officers (other than Messrs. Cash, Meredith and Tungare), as of the date hereof, is c/o i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234. The business addresses as of the date hereof, of Harvey B. Cash (director) is InterWest Partners, Two Galleria Tower, 13455 Noel Road, Suite 1670, Dallas, Texas 75240; Thomas J. Meredith (director) is Dell Computer Corporation, One Dell Way, Round Rock, Texas 78682, and Sandeep
R. Tungare (director) is 2001 Route 46, Suite 207, Waterview Place, Parsippany, New Jersey 07054.


         (c) i2 is a provider of intelligent eBusiness solutions that help enterprises optimize business processes both internally and among trading partners. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of i2's directors and executive officers, as of the date hereof.

         (d) During the past five years, neither i2 nor, to i2's knowledge, any person named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither i2 nor, to i2's knowledge, any person named in Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) i2 is a Delaware corporation. The citizenship of each person named in Schedule A is set forth thereon.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Reorganization dated as of March 12, 2000 (the "Merger Agreement"), by and among i2, Hoya Merger Corp., a Delaware corporation and wholly owned subsidiary of i2 ("Merger Sub"), and the Issuer, and subject to the conditions set

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 5 OF 12 PAGES
-------------------------                        ------------------------------


forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive 0.55 of a share of i2 Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Merger Agreement by the stockholders of Issuer, the approval by i2's stockholders of the issuance of i2 common stock in the Merger and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

         This statement on Schedule 13D relates to a voting agreement between i2 and certain stockholders of the Issuer whereby such stockholders have agreed to vote their shares of Issuer Common Stock in favor of the issuance of Issuer Common Stock in connection with the Merger as described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

         (a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of i2, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly owned subsidiary of i2 (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, 0.55 of a share of i2 common stock. i2 will assume the Issuer's Stock Option Plans (as such term is defined in the Merger Agreement), each as amended, as well as the outstanding options issued under such plans or certain other agreements.

         The Merger Agreement contains customary representations and warranties on the part of i2, the Issuer and Merger Sub, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of the Issuer and i2. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the Merger Agreement, a cash termination fee is required to be paid.

         As an inducement to i2 to enter into the Merger Agreement, certain stockholders (collectively, the "Voting Agreement Stockholders") of the Issuer have entered into a Company Voting Agreement, dated as of March 12, 2000 (the "Voting Agreement"), with i2 and have, by executing the Voting Agreement, irrevocably appointed the members of the Board of Directors of i2, and each of them, or any other designee of i2, as his lawful attorney and proxy. Such proxy gives i2 the limited right to vote each of the 8,300,750 shares (including any shares of Issuer Common Stock purchased or with respect to which beneficial ownership is acquired prior to the termination of the Voting Agreement) of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Stockholders (the "Shares") in all matters related to the Merger.

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 6 OF 12 PAGES
-------------------------                        ------------------------------


The Voting Agreement Stockholders and the number of Shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by this reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

         In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, i2 (or any nominee of i2) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the Shares (i) in favor of adoption of the Merger Agreement and any proposal or action which would, or could reasonably be expected to, facilitate the Merger, (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement,
(iii) against any Company Takeover Proposal (as defined in the Merger Agreement) with any party other than i2 or an affiliate of i2, (iv) against any liquidation or winding up of the Issuer, and (iv) against any other proposal or action which would, or could reasonably be expected to impede, frustrate, prevent, prohibit or discourage the Merger. The Voting Agreement Stockholders may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

         (c) Not applicable.

         (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be selected by i2 in its sole discretion. Further, the officers of the Surviving Corporation shall be selected by i2 in its sole discretion.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h)-(i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 7 OF 12 PAGES
-------------------------                        ------------------------------

         (j) Other than described above, i2 currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although i2 reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Voting Agreement, i2 may be deemed to be the beneficial owner of all 8,300,750 shares of the Issuer Common Stock disclosed in this Schedule 13D. To the knowledge of i2, such Issuer Common Stock constitutes approximately 27.1% of the issued and outstanding shares of Issuer Common Stock as of March 10, 2000.

         (c) Neither i2 nor, to the knowledge of i2, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the Voting Agreement, to the knowledge of i2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

          1. Agreement and Plan of Merger and Reorganization, dated as of March 12, 2000, by and among i2 Technologies, Inc., a Delaware corporation, Hoya Merger Corp., a Delaware corporation and wholly owned subsidiary of i2 Technologies, Inc., and Aspect Development, Inc., a Delaware corporation. (The schedules and exhibits which are referenced in the table of contents and elsewhere in such Agreement are hereby incorporated by reference. Such schedules and exhibits which are not included as exhibits to this Schedule 13D will be furnished supplementally to the Commission upon request.)

          2. Form of Company Voting Agreement, dated as of March 12, 2000, by and among i2 Technologies, Inc., a Delaware corporation, and certain stockholders of Aspect Development, Inc., a Delaware corporation.

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 8 OF 12 PAGES
-------------------------                        ------------------------------


          3. Form of Parent Voting Agreement, dated as of March 12, 2000, by and among Aspect Development, Inc., a Delaware corporation, and certain stockholders of i2 Technologies, Inc., a Delaware corporation.

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 9 OF 12 PAGES
-------------------------                        ------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 22, 2000


                                                i2 Technologies, Inc.


                                                By: /s/ WILLIAM M. BEECHER
                                                   ----------------------------
                                                   William M. Beecher
                                                   Executive Vice President and
                                                   Chief Financial Officer

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 10 OF 12 PAGES
-------------------------                        ------------------------------

                                   SCHEDULE A

                   EXECUTIVE OFFICERS AND OUTSIDE DIRECTORS OF
                              i2 TECHNOLOGIES, INC.

                                                                  PRESENT PRINCIPAL OCCUPATION OR
                                                                  EMPLOYMENT, INCLUDING NAME AND
            NAME                            TITLE                       ADDRESS OF EMPLOYER            CITIZENSHIP
-----------------------         -------------------------------   -------------------------------      -----------
Executive Officers:
------------------

Sanjiv S. Sidhu                 Chairman of the Board and Chief                  *                       U.S.A.
                                       Executive Officer

Gregory A. Brady                          President                              *                       U.S.A.

William M. Beecher               Executive Vice President and                    *                       U.S.A.
                                   Chief Financial Officer

Hiten D. Varia                    Executive Vice President,                      *                       U.S.A.
                                    Worldwide Delivery Chain

Reagan L. Lancaster               Executive Vice President,                      *                       U.S.A.
                                    Worldwide Sales

Pallab Chatterjee                  Chief Operating Officer                       *                       U.S.A.

Outside Directors:
-----------------

Harvey B. Cash                             Director                       General Partner                U.S.A.
                                                                        InterWest Partners
                                                                        Two Galleria Tower
                                                                          13455 Noel Road
                                                                            Suite 1670
                                                                        Dallas, Texas 75240

Thomas J. Meredith                         Director               Senior Vice President and Chief        U.S.A.
                                                                         Financial Officer
                                                                     Dell Computer Corporation
                                                                           One Dell Way
                                                                      Round Rock, Texas 78682

Sandeep R. Tungare                         Director                           Vistaar                    U.S.A.
                                                                            200 Route 46
                                                                             Suite 207
                                                                          Waterview Place
                                                                    Parsippany, New Jersey 07054

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 11 OF 12 PAGES
-------------------------                        ------------------------------



----------

* Such individual's principal occupation and employment is as set forth in the "Title" column, and such individual's employer is i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234.

-------------------------                        ------------------------------
CUSIP NO. 045234 10 1              13D                   PAGE 12 OF 12 PAGES
-------------------------                        ------------------------------




                                   SCHEDULE B

                          VOTING AGREEMENT STOCKHOLDERS



         NAME                    NUMBER OF SHARES
         ----                    ----------------
     Dennis Sisco                        2,000
     Robert Evans                       46,000
     Romesh Wadhwani                 7,631,721
     David Dury                        168,454
     David Horne                        66,946
     Peter Ryan                         67,500
     Donald Tomkinson                   21,297
     James Althoff                     285,167
     Steven Goldby                        0
     Douglas Castek                     11,665

                                  EXHIBIT INDEX

EXHIBIT
NUMBER       DESCRIPTION
--------     -----------
1.           Agreement and Plan of Merger and Reorganization, dated as of
             March 12, 2000, by and among i2 Technologies, Inc., a Delaware corporation, Hoya Merger Corp., a Delaware corporation and wholly owned subsidiary of i2 Technologies, Inc., and Aspect
             Development, Inc., a Delaware corporation. (The schedules and exhibits which are referenced in the table of contents and elsewhere in such Agreement are hereby incorporated by reference.
             Such schedules and exhibits which are not included as exhibits to this Schedule 13D will be furnished supplementally to the
             Commission upon request.)

2. Form of Company Voting Agreement, dated as of March 12, 2000, by and among i2 Technologies, Inc., a Delaware corporation, and certain stockholders of Aspect Development, Inc., a Delaware corporation.

3. Form of Parent Voting Agreement, dated as of March 12, 2000, by and among Aspect Development, Inc., a Delaware corporation, and certain stockholders of i2 Technologies, Inc., a Delaware corporation.